Cross Atlantic Commodities, Inc.
                          2800 Glades Circle, Suite 124
                              Weston, Florida 33327

July 13, 2007

VIA FAX (202) 772-9202
AND EDGAR

John Fieldsend, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

         Re:      Cross Atlantic Commodities, Inc.
                  Amendment No. 1 to Registration Statement on Form SB-2 Filed May 11, 2007
                  File No. 333-140377
                  Form 10-QSB for Fiscal Quarter Ended March 31, 2007 Filed May 9, 2007
                  Form 10-KSB for Fiscal Years Ended December 31, 2006 Filed April 18, 2007
                  File No. 0-51857

Dear Mr. Fieldsend:

We are in receipt of your comment letter dated May 30, 2007 regarding the above referenced filing. As requested in your letter, we provide a response to the questions raised by staff. For your convenience, the matter is listed below, followed by the Company's response.

General
-------

         1. We note that you submitted a notice of late filing on Form 12b-25 on March 27, 2007 regarding your Annual Report on Form 10-KSB for the year ended December 31, 2006. Also, we note that you filed your Annual Report on Form 10-KSB for the quarter ended December 31, 2006 on April 18, 2007. You must file an annual report on Form 10-KSB no later than the fifteenth calendar day following the prescribed due date of that report after filing a notice of late filing. See Rule 12b-25(b)(2)(ii) of the Securities Exchange Act of 1934. However, it appears that you filed your Form 10-KSB more than fifteen days after its prescribed due date. If true, please tell us why you did not file this document timely.

              Please note you are not permitted to use any registration statement form under the Securities Act of 1933 that is predicated on timely filed reports because you filed your Annual report on Form 10-KSB untimely. Also, please be aware that failure to file all reports required by Section 15(d) of the Exchange Act timely during any previous twelve-month period will negate your eligibility to utilize Form S-3, such as in connection with a secondary offering contemplated by I.B.3 of the General Instructions.

Answer: Please note that in accordance with the amendments to the SB-2 referenced in comment 2 set forth below, the Company does not believe that the transaction is a primary offering. Accordingly, the Company is not utilizing Form S-3 and the above-mentioned restrictions do not apply to the use of Form SB-2.

Amendment No, 1 to Registration Statement on Form SB-2
------------------------------------------------------

         2. We note that you are registering the sale of 5,208,334 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

              If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

                 o The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

                 o    Any relationships among the selling shareholders; and

                 o Whether or not any of the selling shareholders is in the business of buying and selling securities.

Answer: Please note that the number of shares that are being registered by the Company has been amended to 841,236 shares of common stock collectively for all selling shareholders. Accordingly, the total shares being sold by all selling shareholders represents only 4.09% of the total outstanding shares of the Company and 33% of the shares held by non-affiliates. As defined in Rule 405 which governs the definition of an affiliate in Rule 415, an "affiliate" is "a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified." The selling shareholders do not control any facet of the company's business or decision-making authority. Additionally, assuming that the selling shareholders convert a portion of the Notes so that the entire number of shares registered in this registration statement are issued, the selling shareholders would only a hold an insignificant portion of the Company's total issued and outstanding shares of common stock.

Warrants, page 8
----------------


         3. You state that warrant holders have contractually agreed to restrict their ability to exercise the warrants and receive shares of your common stock such that the number of shares of your common stock held by them and their affiliates after the exercise does not exceed 4.99% of the issued and outstanding shares of your common stock. Please tell us and disclose in your document whether this restriction can be waived.

Answer: We simultaneously issued to the Investors seven (7) year Warrants to purchase 15,000,000 shares of our common stock at an exercise price of $0.30. The Investors have contractually agreed to restrict their ability to exercise the Warrants and receive shares of our common stock such that the number of shares of our common stock held by them and their affiliates after such exercise does not exceed 4.99% of the then issued and outstanding shares of our common stock. This restriction may be waived with the written consent of holder hereof and the Company and the approval of a majority of shareholders of the Company.

Fees and Payments Associated with Transaction, page 11
------------------------------------------------------


         4. We note your response to comment 2 in our letter dated March 1, 2007. In your table in this subscription, it appears that you have included the aggregate payments to all your selling shareholders, affiliates of your selling shareholders, and any person with whom a selling shareholder has a contractual relationship regarding the transaction. Please separate these sums and disclose the exact amounts you will pay to each selling shareholder, affiliate of your selling shareholders, and any person with whom a selling shareholder has a contractual relationship regarding the transaction. Also, please disclose the affiliation or contractual relationship that any entity you mention has with your selling shareholders. In this regard, please disclose the relationship that The National Investment Resources, LLC has with one or more of your selling stockholders.

              Also, please advise us as to how you arrived at the amounts of interest you disclose in the second and fifth columns of your table; specifically, the total amount of interest in column two
              ($128,209.16) is only twice what you disclose you will pay in the first year ($68,900.46) even though there is a three year maturity period (December 27, 2009). Further, please describe briefly the "certain circumstances" in which you may redeem the full principal amount of the notes prior to the maturity date, pay liquidated damages, or make interest payments. Finally, in the Net Proceeds to the Company column, you state that you have not included payments described in footnotes 3, 4 and 5 to your table. Please add an additional row to your table showing the amount of net proceeds you would receive if you were required to make all possible payments regarding this offering in the next twelve months or tell us why it is not appropriate for you to do so.

Answer: The following table discloses the dollar amount of each payment
(including the dollar value of any payments to be made in common stock) in connection with the financing transaction that the Company has paid, or may be required to pay to each Selling Stockholder, affiliate of a Selling Stockholder, or any person with whom a Selling Stockholder has a contractual relationship regarding the transaction. The table also reflects the potential net proceeds to the Company from the sale of the Notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes. We intend to use all proceeds received in connection with the financing transaction for general corporate, business development and working capital purposes. For purposes of this table, we assumed that the aggregate of $1,000,000 in Notes were issued on December 27, 2006, even though the Investors are not obligated to pay to us the second tranche of $400,000 until this registration statement is declared effective by the SEC. For purposes of this table, we also assumed that the aggregate of $1,000,000 in Notes were issued in accordance with the percentages that each Investor paid to us in the first tranche of $600,000. There are no other persons with whom any Selling
Stockholder has a contractual relationship with regarding the transaction.

                                                                                                                    Net Proceeds
                    Structuring    Maximum                     Maximum                                     Net       to Company
                      and Due      Possible        Maximum     Possible      Maximum      Maximum       Proceeds    After Maximum
                     Diligence     Interest      Redemption   Liquidated   First Year     Possible         to         First Year
Investor              Fees(1)     Payments(2)    Premium(3)   Damages(4)   Payments(5)   Payments(6)   Company(7)    Payments(8)
------------        -----------   -----------   -----------   ----------   -----------   -----------   ----------   -------------
AJW Capital
 Partners, LLC          N/A       $ 11,145.50   $ 37,197.73   $ 2,789.84   $  8,784.17   $ 15,675.33    $  87,000    $ 78,215.83

AJW Offshore,
 Ltd.                   N/A       $ 76,609.28   $255,680.99   $19,176.07   $ 60,378.55   $107,745.35    $ 598,000    $537,621.45

AJW Qualified,
 LLC                    N/A       $ 38,817.07   $129,550.74   $ 9,716.30   $ 30,593.14   $ 54,593.38    $ 303,000    $272,406.86

New Millennium
 Capital
 Partners II, LLC       N/A       $  1,537.31   $  5,130.72   $   384.80   $  1,211.63   $  2,162.11    $  12,000    $ 10,788.37

The National
 Investment
 Resources, LLC       $20,000          N/A           N/A          N/A           N/A           N/A      ($  20,000)  ($ 20,000)

   Total              $20,000     $128,109.16   $427,560.18   $32,067.01   $100,967.47   $180,176.17    $ 980,000    $879,032.53
   -----

__________________
(1) Pursuant to the Securities Purchase Agreement, the Company paid to The National Investment Resources, LLC $20,000 in structuring and due diligence fees in connection with the transaction. The National Investment Resources, LLC is owner of AJW Capital Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millennium Capital Partners II, LLC.

(1) Maximum amount of interest that can accrue assuming: (a) AJW Capital Partners, LLC Notes aggregate $87,000 or 8.7% of the $1,000,000 Notes, based on the 8.7% paid by AJW Capital Partners, LLC in the first tranche of $600,000; (b) AJW Offshore, Ltd. Notes aggregate $598,000 or 59.8% of the $1,000,000 Notes, based on the 59.8% paid by AJW Offshore, Ltd. in the first tranche of $600,000; (c) AJW Qualified, LLC Notes aggregate $303,000 or 30.3% of the $1,000,000 Notes, based on the 30.3% paid by AJW Qualified, LLC in the first tranche of $600,000; (d) New Millennium Capital Partners, II LLC Notes aggregate $12,000 or 1.2% of the $1,000,000 Notes, based on the 1.2% paid by New Millennium Capital Partners II, LLC in the first tranche of $600,000; (d) and also assuming all Investors' Notes were issued on December 27, 2006 and remain outstanding until the maturity date. Interest is payable quarterly provided that no interest shall be due and payable for any month in which the intraday trading price is greater than $0.40. The Company, at its option, may pay accrued interest in either cash or, in shares of its common stock.

(2) So long as no event of default or trading market prepayment event occurs, as defined within the note, and we have a sufficient number of authorized shares of Common Stock reserved for issuance upon full conversion of the Notes, that any after the Issue and our Common Stock is trading at or below $.50 per share we have the right to redeem the full principal amount of the Notes prior to the maturity date by repaying the principal and accrued and unpaid interest plus a redemption premium of 40%. This represents the maximum redemption premium the Company would pay assuming we redeem all of the Notes twelve (12) months from December 27, 2006.

(3) Under the Stock Purchase Agreement, the maximum amount of liquidated damages that the Company may be required to pay for the twelve (12) months following the sale of all Notes is 3% of the outstanding principal and accrued and unpaid interest.

(4) Total maximum payments that the Company may be required to pay to the Selling Stockholders for the twelve (12) months following the sale of all Notes, which is comprised of $68,900.46 in total interest and $32,067.01 in total liquidated damages. If we redeemed the Notes one year from the Issuance Date, then the total payments would be $1,427,560.18.

(5) Total maximum payments payable by Company, includes structuring and due diligence fees of $20,000, maximum possible interest of $128,109.16 and maximum possible liquidated damages of $32,067.01. We also incurred $45,000 in legal fees for the transaction and filing of this registration statement, which would increase the possible maximum payments by Company to $225,176.17 and reduce the net proceeds to Company to $935,000. In addition, we were required to place in escrow $15,000 for the purchase of keyman insurance for our executives. We anticipate the premium to be less than $15,000 and the balance of money held in escrow to be returned to us after paying the initial premium. Assuming the initial premium is $15,000, would increase the possible maximum payments by Company to $205,176.17 and reduce the net proceeds to Company to $965,000.

(6) Total net proceeds to the Company assuming that the Company was not required to make any payments as described in footnotes 3, 4 and 5. We also incurred $45,000 in legal fees for the transaction and filing of this registration statement, and placed in escrow $15,000 for the purchase of keyman insurance for our executives, both of which would increase the possible maximum payments by Company to $225,176.17 and $205,176.17, respectively, and reduce the net proceeds to Company to $935,000 and $965,000, respectively.

(7) Total net proceeds to the Company assuming that the Company was required to make structuring and due diligence fees of $20,000 and all possible interest and liquidated payments in the next twelve months as described in footnote 5.


The amount of interest disclosed in the second and fifth columns of the table above was calculated using an amortization table. In this regard, for $1,000,000 Notes with a three-year term and a eight percent interest rate, the total first year interest payments equate to $68,900.46 and the total interest payments for the life of the Notes equals $128,209.16.

Please also note that an additional column was inserted to the table above showing the net proceeds the Company would receive assuming that the Company was required to make structuring and due diligence fees of $20,000 and all possible interest and liquidated payments in the next twelve months as described in footnote 5. It was determined that it was not appropriate to include payments described in footnote , as footnote 5 captures the maximum possible liquidated damages, nor was it deemed appropriate to include payments described in footnote 4 as proceeds would not be realized if the Note were redeemed.

Warrants, page 13
-----------------

         5. We note your response to comment 4 in our letter dated March 1, 2007. In footnote 2 to your table, you state that the warrants contain anti-dilution protection that may result in a reduction to the exercise price in certain circumstances, and in footnote 3 to your table you state that the number of shares underlying the warrants may be adjusted. Here or on page 9, please disclose the "certain circumstances" under which the exercise price of the warrants may be reduced. Also, please add two rows to your table. One row should include the lowest price, or one as close as possible to the lowest price, at which the warrants may be exercised, and the second row should include the mid-point exercise price between the $0.30 price already disclosed in the table and the lowest conceivable exercise price of the warrants based upon the circumstances you note in footnotes 2 and 3.

Answer: We also issued to Selling Stockholders seven year Warrants to purchase an aggregate of 15,000,000 shares of our common stock, exercisable on a cashless basis provided we are not in default of the Notes with the aggregate exercise price of $4,500,000 if exercised on a cashless basis. The following table discloses the total possible profit Selling Stockholders could realize as a result of the cashless exercise of the Warrants.

                          Shares       Combined      Total      Total Possible
 Market     Exercise    Underlying      Market      Exercise      Discount to
Price(1)    Price(2)    Warrants(5)    Price(6)     Price(7)    Market Price(8)
--------   ----------   -----------   ----------   ----------   ---------------
  $0.32     $0.30 (2)    15,000,000   $4,800,000   $4,500,000     $  300,000
  $0.32    $.1505 (3)    15,000,000   $4,800,000   $2,257,500     $2,542,500
  $0.32     $.001 (4)    15,000,000   $4,800,000   $   15,000     $4,785,000

__________________

(1) Market price per share of our common stock on the Issuance Date (December 27, 2006).

(2) The exercise price per share of our common stock underlying the Warrants is fixed at $0.30 except that the Warrants contain anti-dilution protections which in certain circumstances may result in a reduction to the exercise price. In this regard, if and whenever on or after the date of issuance of this Warrant, the Company issues or sells, or is deemed to have issued or sold, any shares of Common Stock for no consideration or for a consideration per share (before deduction of reasonable expenses or commissions or underwriting discounts or allowances in connection therewith) less than the Market Price on the date of issuance (a "Dilutive Issuance"), then immediately upon the Dilutive Issuance, the Exercise Price will be reduced to a price determined by multiplying the Exercise Price in effect immediately prior to the Dilutive Issuance by a fraction, (i) the numerator of which is an amount equal to the sum of (x) the number of shares of Common Stock actually outstanding immediately prior to the Dilutive Issuance, plus (y) the quotient of the aggregate consideration, received by the Company upon such Dilutive Issuance divided by the Market Price in effect immediately prior to the Dilutive Issuance, and
         (ii) the denominator of which is the total number of shares of Common Stock Deemed Outstanding immediately after the Dilutive Issuance.

(3) The exercise price per share of our common stock underlying the Warrants is fixed at $0.30 except that the Warrants contain anti-dilution protections which in certain circumstances may result in a reduction to the exercise price. As such, the lowest exercise price is $.001 per share of our common stock.

(4) The exercise price per share of our common stock underlying the Warrants is fixed at $0.30 except that the Warrants contain anti-dilution protections which in certain circumstances may result in a reduction to the exercise price. As such, the mid-point exercise price, or the middle point between the fixed exercise price described in footnote 2 and the lowest exercise price described in footnote 3 is $.1505 per share of our common stock.

(5) Total number of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date. Upon certain adjustments of the exercise price of the warrants, the number of shares underlying the warrants may also be adjusted such that the proceeds to be received by us would remain constant.

(6) Total market value of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date based on the market price of the common stock on the Issuance Date.

(7) Total value of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date based on the exercise price described in footnote 2.

(8) Discount to market price calculated by subtracting the total exercise price (result in footnote (5)) from the combined market price (result in footnote (4)). The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a gain to the Selling Stockholder. Since the current closing price of our common stock is more than the Warrants' exercise price, the Warrants are "in the money" and a profit would be realized as of June 27, 2007.

Combined Total Possible Profit Selling Stockholders Could Realize, page 14
--------------------------------------------------------------------------


         6. We note your response to comment 5 in our letter dated March 1, 2007. Please consider revising your Net Proceeds to the Company amount, and the resulting two percentages arrived at using this amount, to reflect the payments described in footnotes 3, 4, and 5 to your Fees and Payments Associated with Transaction table so that you disclose the smallest amount of net proceeds you could receive if you were required to make all possible payments regarding this offering, with appropriate caveats regarding the Maximum Redemption Premium, considering the call is at your option. In revising your disclosure, please ensure that the amount you use is consistent with the difference arrived at by using the amount disclosed in the Maximum Possible Payments by Company column, otherwise your disclosure is confusing.

Answer: The following table summarizes the potential proceeds available to the Company pursuant to the financing with the Investors and the Investors' return on investment. For purposes of this table, we assumed that the aggregate of $1,000,000 in Notes were issued on December 27, 2006, even though the Investors are not obligated to pay to us the second tranche of $400,000 until this registration statement is declared effective by the SEC, and that the Investors exercise all of the in-the-money Warrants, if any, on a cash basis.

The following table summarizes the potential proceeds available to the Company pursuant to the financing with the Investors and the Investors' return on investment. For purposes of this table, we assumed that the aggregate of $1,000,000 in Notes were issued on December 27, 2006, even though the Investors are not obligated to pay to us the second tranche of $400,000 until this registration statement is declared effective by the SEC, and that the Investors exercise all of the in-the-money Warrants, if any, on a cash basis.

                                                                         All
                                                                      Payments +
                                                                       Possible
                           Net Proceeds                     All        Profit /
                            to Company      Combined     Payments +      Net
  Gross        Maximum        After           Total       Possible     Proceeds
 Proceeds      Possible      Maximum        Possible      Profit /     Averaged
Payable to   Payments by    First Year     Profit to        Net         Over 3
Company(1)    Company(2)    Payments(3)   Investors(4)   Proceeds(5)   Years(6)
----------   -----------   ------------   ------------   -----------  ----------

$1,000,000   $180,176.17   $879,032.53    $ 966,666.75     130.47%      43.49%
__________________

(1)      Total amount of the Notes.

(2) Total maximum payments payable by Company, includes structuring and due diligence fees of $20,000, maximum possible interest of $128,109.16 and maximum possible liquidated damages of $32,067.01. We also incurred $45,000 in legal fees for the transaction and filing of this registration statement, which would increase the possible maximum payments by Company to $225,176.17 and reduce the net proceeds to Company after the maximum first year payments to $834,032.53. In addition, we were required to place in escrow $15,000 for the purchase of keyman insurance for our executives. We anticipate the premium to be less than $15,000 and the balance of money held in escrow to be returned to us after paying the initial premium. Assuming the initial premium is $15,000, would increase the possible maximum payments by Company to $205,176.17 and reduce the net proceeds to Company to

         $864,032.53. If we redeemed the Notes one year from the Issuance Date, then the total payments would be $1,427,560.18 as described as the Maximum Redemption Premium in footnote 3 of the "Fees and Payments Associated with Transaction" table.

(3) Total net proceeds to the Company assuming that the Company was required to make structuring and due diligence fees of $20,000 and all possible interest and liquidated payments in the next twelve months as described in footnote 8 of the "Fees and Payments Associated with Transaction" table. We also incurred $45,000 in legal fees for the transaction and filing of this registration statement, and placed in escrow $15,000 for the purchase of keyman insurance for our executives, both of which would increase the possible maximum payments by Company to $225,176.17 and $205,176.17, respectively, and reduce the net proceeds to Company after the maximum first year payments to $834,032.53 and $864,032.53, respectively. If we redeemed the Notes one year from the Issuance Date, then the total payments would be $1,427,560.18 as described as the Maximum Redemption Premium in footnote 3 of the "Fees and Payments Associated with Transaction" table.

(4) Total possible profit to the Investors is based on the aggregate discount to market price of the conversion of the Notes and cashless exercise of Warrants. The Notes' conversion price is calculated by the average of the lowest three (3) trading prices for our common shares during the twenty (20) trading days prior to the date the Notes were issued on December 27, 2006 ($0.32 was the average), less a 40% discount. The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a gain to the Selling Stockholder. Since the current closing price of our common stock is more than the Warrants' exercise price, the Warrants are "in the money" and a profit would be realized as of June 27, 2007.

(5) Percentage equal to the maximum possible payments by us in the transaction ($180,176.17) plus total possible discount to the market price of the shares underlying the Notes ($666,666.75), plus profit from 15,000,000 warrants in the money as of June 27, 2007 ($300,000), divided by the net proceeds to the Company after the maximum first year payments resulting from the sale of the Notes ($879,032.53).

(6)      Calculated by dividing 130.47% (footnote 5) by 3.

         7. Also, in footnote 3 to your Combined Total Possible Profit Selling Stockholders Could Realize table, please disclose to which table you are referring when you state that the total amount of net proceeds to the company is calculated "assuming that the Company was not required to make any payments as described in footnotes 3,
              4. and 5."

Answer: Please note that Footnote 3 has been amended to reference footnote 8 of the "Fees and Payments Associated with Transaction" table.

Repayment, Shorting and Prior Transactions with Selling Stockholders, page 15
-----------------------------------------------------------------------------


         8. We note your response to comment 9 in our letter dated March 1, 2007. In this response, and in your disclosure in this subsection, you state that you have not in the past three years engaged in any "securities transaction" with any of the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship. Additionally, please disclose whether any relationships or arrangements have existed in the past three years or are to be performed in the future between you and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction.

Answer: Other than the selling shareholders' obligation to pay to the Company the second tranche of $400,000 when this registration statement is declared effective by the SEC, no other relationships or arrangements have existed in the past three years or are to be performed in the future between the Company and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction.


Selling Stockholders, page 26
-----------------------------


         9. We note your response to comment 11 our letter dated March 1, 2007. If true, please confirm for us, and include in a footnote disclosure, that the shares owned by the selling stockholders before the offering are all the shares that the stockholders have the right to acquire within 60 days.

Answer: The footnote to the selling stockholders table has been revised to disclose that the shares owned by the selling stockholders before the offering are all the shares that the stockholders have the right to acquire within 60 days.

         10. Footnote 1 to the Selling Stockholder table indicates that you have relied upon 40,757,534 shares of stock as outstanding for purposes of arriving at the percentages of common shares owned by each selling stockholder in the table. Please revise to reflect the amount owned by each person individually, as opposed to the aggregate amount, in calculating the percentages of common shares owned by each selling stockholder. In this regard, we refer you to Rule 13d-3(d)(1)(i), which states that the shares underlying the notes and warrants "shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person."

Answer: The Selling Stockholder table has been amended accordingly as set forth below:

                                                       Percent                                      Percent
                                                      of common                        Number of      of
                                      Shares of        shares                            shares     shares
                                     common stock    owned prior   Shares of common      owned       owned
                                     owned prior       to the      stock to be sold    after the     after
Name of Selling Stockholder (11)   to the offering   offering(1)    in the offering     offering   offering
--------------------------------   ---------------   -----------   ----------------   ----------   --------
AJW Capital Partners, LLC (7)       1,758,125 (12)      7.88%         73,188 (2)(3)    1,684,937     7.58%

AJW Offshore, Ltd. (8)             12,084,584 (13)     37.03%        503,059 (2)(4)   11,581,525    36.05%

AJW Qualified Partners, LLC (9)     6,123,125 (14)     22.96%        254,894 (2)(5)    5,868,231    22.21%

New Millennium  Capital
Partners II, LLC (10)                 242,500 (15)      1.17%         10,095 (2)(6)      232,405     1.12%

* Less than 1%
______________________

     (1) Based on based on 20,549,200 shares issued and outstanding as of January 30, 2007 plus any and all shares that the shareholder has the right to acquire within 60 days from the date hereof.

     (2) The conversion has been calculated based on the maximum number of shares the investors can receive in accordance with the 8% Callable Secured Convertible Notes. The number of shares set forth in the table for the Selling Stockholders represents an estimate of the number of shares of common stock to be offered by the Selling Stockholders. The actual number of shares of common stock issuable upon conversion of the notes is indeterminate, is subject to adjustment and could be materially less or more than such estimated numbers depending on factors which cannot be predicted by us at this time including, among other factors, the future market price of the common stock. The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the notes by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933 (the "Securities Act"). Under the terms of the debentures, if the debentures had actually been converted on December 27, 2006, the conversion price would have been $0.32. Under the terms of the debentures, the debentures are convertible by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of the debentures) would not exceed 4.99% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the Selling Stockholders exceeds the number of shares of common stock that the selling stockholder could beneficially own at any given time through their ownership of the debentures.

     (3) Represents 453,125 shares of our common stock issuable in connection with the conversion of the callable secured convertible note.

     (4) Represents 3,114,584 shares of our common stock issuable in connection with the conversion of the callable secured convertible note.

     (5) Represents 1,578,125 shares of our common stock issuable in connection with the conversion of the callable secured convertible note.

     (6) Represents 62,500 shares of our common stock issuable in connection with the conversion of the callable secured convertible note.

     (7) AJW Partners, LLC is a private investment fund that is owned by its investors and managed by SMS Group, LLC. SMS Group, LLC of which Mr. Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by AJW Partners, LLC.

     (8) AJW Offshore, Ltd. is a private investment fund that is owned by its investors and managed by First Street Manager II, LLC. First Street Manager II, LLC, of which Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by AJW Offshore Ltd.

     (9) AJW Qualified Partners, LLC is a private investment fund that is owned by its investors and managed by AJW Manager, LLC of which Corey S. Ribotsky and Lloyd A. Groveman are the fund managers, have voting and investment control over the shares listed below owned by AJW Qualified Partners, LLC.

     (10) New Millennium Capital Partners II, LLC is a private investment fund that is owned by its investors and managed by First Street Manager II, LLC. First Street Manager II LLC of which Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by New Millennium Capital Partners, LLC.

     (11) None of the Selling Stockholders are broker-dealers or affiliates of broker-dealers.

     (12) Represents 453,125 shares of our common stock issuable in connection with the conversion of the callable secured convertible note and 1,305,000 shares of our common stock underlying the warrants.

     (13) Represents 3,114,584 shares of our common stock issuable in connection with the conversion of the callable secured convertible note and 8,970,000 shares of our common stock underlying the warrants.

     (14) Represents 1,578,125 shares of our common stock issuable in connection with the conversion of the callable secured convertible note and 4,545,000 shares of our common stock underlying the warrants.

     (15) Represents 62,500 shares of our common stock issuable in connection with the conversion of the callable secured convertible note and 180,000 shares of our common stock underlying the warrants.

Signatures, page 67
-------------------

         11.  We reissue comment 12 in our letter dated March 1, 2007.

Answer: In Amendment No. 2 to Form SB-2, our principal accounting officer has signed the registration statement in that capacity.

Form 10-QSB for Fiscal Quarter Ended March 31, 2007
---------------------------------------------------

         12. We note your responses to comments 13 through 17 in our letter dated March 1, 2007. In these responses, you confirmed for us that you would comply with our comments in your future filings. However, in your Form 10-QSB for the period ended March 31, 2007, the first quarterly report you filed after our comment letter, you have failed to comply with our comments. Therefore, please revise and file an amended Form 10-QSB for the period ended March 31, 2007 to comply with comments 13 through 17 in our letter dated March 1, 2007.

Answer: The Company has confirmed that it will amend its Form 10-QSB for the period ended March 31, 2007 in accordance with the comments set forth in your letter dated March 1, 2007.

Form 10-KSB for Fiscal Year Ended December 31, 2006
---------------------------------------------------

         13. We note your responses to comments 18 and 19 in our letter dated March 1, 2007. Again, in these responses you confirmed to us that you would comply with our comments in your future filings. However, in your Form 10-KSB for the year ended December 31, 2006, the first annual report you filed after our comment letter, you have failed to comply with our comments. Therefore, please revise and file an amended Form 10-KSB for the year ended December 31, 2006 to comply with comments 18 and 19 in our letter dated March 1, 2007.

Answer: The Company has confirmed that it will amend its Form 10-KSB for the period ended December 31, 200 in accordance with the comments set forth in your letter dated March 1, 2007.

The Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CROSS ATLANTIC COMMODITIES, INC.


By:  /s/ Michael Enemaerke
     --------------------------------
         MICHAEL ENEMAERKE
         Chief Executive Officer